July 8, 2020

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cinedigm Corp. Registration Statement on Form S-3 (Registration No. 333-239710)

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cinedigm Corp., a Delaware corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-3 (Registration No. 333-239710) be accelerated so that it will become effective at 4:30 p.m. (eastern time), on July 10, 2020, or as soon thereafter as practicable.

Very truly yours,

CINEDIGM CORP.
By:	/s/ Gary S. Loffredo
Gary S. Loffredo Chief Operating Officer, General Counsel and Secretary